Exhibit 99.2

FOR IMMEDIATE RELEASE

Atotech Announces Fourth Quarter and Full-Year 2021 Earnings Release Date

BERLIN, Germany – April 1, 2022 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, announced today that it will release fourth quarter and full-year 2021 earnings at 6:00 a.m. Eastern time on Monday, April 4, 2022. Due to the pending transaction with MKS Instruments, Atotech will not host a conference call to discuss these results.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Media relations:

Susanne Richter

+49 30 349 85 418

press@atotech.com

Investor relations:

Lex Suvanto / Patrick Ryan / Ruediger Assion

Edelman

Emails: lex.suvanto@edelman.com / Patrick.ryan@edelman.com /

Ruediger.assion@edelman.com